Exhibit 21

LIST OF SUBSIDIARIES

AS OF DECEMBER 31, 2007

Name		Jurisdiction of Incorporation	Percent ownership if less than 100%

1.	Priceline.com Europe Holdco, Inc.	Delaware
2.	Priceline.com Holdco U.K. Limited	United Kingdom
3.	priceline.com International Ltd.	United Kingdom	96.7%
6.	Booking.com Limited	United Kingdom	96.7%
7.	Booking.com B.V.	The Netherlands	96.7%
8.	Agoda Company Ltd.	Mauritius
9.	AGIP LLC	Delaware
10.	Lowestfare.com LLC	Delaware
11.	Travelweb LLC	Delaware
12.	AllPrice Holdings, Inc.	Delaware